Milkweed Inn

Profit and Loss

January - December 2024

	TOTAL
Income	
Accommodations	491,604.93
Sales of Product Income	160.00
Total Income	**$491,764.93**
Cost of Goods Sold	
Cost of Goods Sold	
Beverage	23,956.24
Food	29,449.97
Total Cost of Goods Sold	**53,406.21**
Cost of Labor	80,546.32
Total Cost of Goods Sold	**$133,952.53**
GROSS PROFIT	**$357,812.40**
Expenses	
Advertising & Marketing	6,374.71
Airstream Repairs Expense	233.00
Auto Expense	
Auto Repair	6,846.53
Gas	1,941.10
Total Auto Expense	**8,787.63**
Bank Charges & Fees	1,080.00
Contractors	28,455.77
Credit Card Processing	373.16
Depreciation Expense	7,767.00
Insurance (Auto)	4,740.80
Insurance (Liability, fire, theft)	1,106.82
Landscaping & Flowers	4,200.00
Legal & Professional Services	7,338.32
Meals (50% Deductible)	888.66
Entertainment (Non-Deductible)	0.00
Total Meals (50% Deductible)	**888.66**
Medical Expense	10,433.61
Misc. Supplies	11,453.66
Bathroom	7,565.63
Bedding	5,225.82
Cleaning	1,047.50
Kitchen	2,239.17
Laundry	1,233.40
Serviceware	800.00
Total Misc. Supplies	**29,565.18**
Miscellaneous	1,412.45

Milkweed Inn

Profit and Loss
January - December 2024

	TOTAL
Office Supplies & Software	1,283.09
Postage	11.68
Total Office Supplies & Software	**1,294.77**
Plumbing Repairs & Maintenance	416.40
Rent	
Rent to Own	17,604.00
Total Rent	**17,604.00**
Rent - IR	
Rent - Airstream	37,775.00
Rent - refinance	18,250.00
Rent-Mortgage	13,800.00
Rent-Polaris	12,015.34
Total Rent - IR	**81,840.34**
Rentals	544.00
Repairs & Maintenance	26,064.11
Sales Tax	20,955.08
Small Equipment	2,927.96
Home Maintenance	16.96
Tools	116.08
Total Small Equipment	**3,061.00**
Solar Expense	2,656.54
Subscription Fees	42.75
Taxes & Licenses	6,022.44
Telephone Expense	2,366.69
Travel	1,832.39
Parking & Tolls	370.00
Total Travel	**2,202.39**
Uncategorized Expense	37.64
Utilities	1,458.56
Garbage	10.00
Phone & Internet	771.31
Propane	3,030.10
Total Utilities	**5,269.97**
Total Expenses	**$283,135.23**
NET OPERATING INCOME	$74,677.17
Other Expenses	
Health Insurance Partner Regan	10,825.95
Total Other Expenses	**$10,825.95**
NET OTHER INCOME	$ -10,825.95
NET INCOME	$63,851.22

Milkweed Inn

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (5769)	16,363.03
Total Bank Accounts	**$16,363.03**
Other Current Assets	
Advances to Shareholders	
Advances to Iliana Regan	241,318.88
Total Advances to Shareholders	**241,318.88**
Due from Iliana Regan-Partnership Interest	190,000.00
Due to/from Elizabeth	0.00
Inventory Asset	0.00
To/From Christine Regan	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$431,318.88**
Total Current Assets	**$447,681.91**
Fixed Assets	
Capital Improvements	0.00
Electrical	7,354.52
Furnishings	11,351.19
Furniture & Fixtures	7,288.58
Miscellaneous Imp	9,963.22
Plumbing	7,700.00
Solar	17,170.41
Start-up & Organizational Expense	0.00
Structural	17,800.00
Tent	3,799.97
Total Fixed Assets	**$82,427.89**
Other Assets	
Accumulated Depr	
Accumulated Depreciation	-46,873.00
Total Accumulated Depr	**-46,873.00**
Total Other Assets	**$ -46,873.00**
TOTAL ASSETS	**$483,236.80**

Milkweed Inn

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Home Depot Credit Card	1,181.82
Total Credit Cards	**$1,181.82**
Other Current Liabilities	
2024 Reservations Deposits	0.00
Sales Tax Payable	0.00
Unbooked Sales	0.00
Unbooked Sales 2025 Reservations	422,461.30
Unbooked Sales, Gratuity & Tax 2019-2023	0.00
Total Unbooked Sales	**422,461.30**
Total Other Current Liabilities	**$422,461.30**
Total Current Liabilities	**$423,643.12**
Long-Term Liabilities	
SBA Loan	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$423,643.12**
Equity	
Partner Equity	
Partner's Equity - Regan	0.00
Iliana Regan	190,000.00
Regan	-203,075.12
Total Partner's Equity - Regan	**-13,075.12**
Total Partner Equity	**-13,075.12**
Partner's Equity - Martha Tran	5,000.00
Retained Earnings	3,817.58
Net Income	63,851.22
Total Equity	**$59,593.68**
TOTAL LIABILITIES AND EQUITY	**$483,236.80**

Statement of Cash Flows

Milkweed Inn

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-8,373.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2024 Reservations Deposits	
Accumulated Depr:Accumulated Depreciation	7,767.00
Due from Iliana Regan-Partnership Interest	-24,650.00
Home Depot Credit Card	-1,181.82
Unbooked Sales	
Unbooked Sales:Unbooked Sales 2025 Reservations	422,461.30
Unbooked Sales:Unbooked Sales for 2024 as of 12/31/2023 (deleted)	-430,750.00
Unbooked Sales:Unbooked Sales, Gratuity & Tax 2019-2023	-351,698.00
Unbooked Sales:Unbooked Sales, Gratuity & Tax 2019-2023:Booked Sales 2023 (deleted)	351,698.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$26,353.52**
Net cash provided by operating activities	**-$34,727.07**
INVESTING ACTIVITIES	
Furnishings	3,249.00
Solar	-4,204.52
Net cash provided by investing activities	**-$955.52**
FINANCING ACTIVITIES	
Partner Equity:Partner's Equity - Regan	203,075.12
Partner Equity:Partner's Equity - Regan:Iliana Regan Draw - No Allocation	-123,954.06
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Alec	-140.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Anna Hamlin	-1,000.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Audrey	-40.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Auto Expense - Regan	-6,510.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Chef Consulting Income	6,750.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Eve	-40.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Jameson	-455.53
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Kyung Sko	-17,524.08
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Rebecca Ridenour	-4,002.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Regan Personal Expenses	-21,714.52
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Teaching Expenses	-6,960.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Teaching Income	2,200.00
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Writing Income	2,330.76
Partner's Equity - Martha Tran	-2,000.00
Net cash provided by financing activities	**$30,015.69**
NET CASH INCREASE FOR PERIOD	**-$5,666.90**
Cash at beginning of period	**$22,029.93**
CASH AT END OF PERIOD	**$16,363.03**